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                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549

                                 SCHEDULE 13G

                   Under the Securities Exchange Act of 1934
                                (Amendment No.7)*



                                DBA SYSTEMS, INC.
                                (Name of Issuer)


                          COMMON STOCK, $.10 PAR VALUE
                         (Title of Class of Securities)


                                   233031103
                                 (CUSIP Number)



Check the following box if a fee is  being paid with this statement [ ].
(A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                                Page 1 of 6 Pages

CUSIP No.233031103                   13G                    Page 2  of 6 Pages


--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S.  IDENTIFICATION NO. OF ABOVE PERSON
     WECHSLER & CO., INC.
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                             (a)  [   ]
                                                             (b)  [ X ]
--------------------------------------------------------------------------------
3    SEC USE ONLY


--------------------------------------------------------------------------------
   4   CITIZENSHIP OR PLACE OF ORGANIZATION

       New York


--------------------------------------------------------------------------------
   NUMBER OF      5    SOLE VOTING POWER
     SHARES
  BENEFICIALLY         1,490,127
    OWNED BY      --------------------------------------------------------------
     EACH         6    SHARED VOTING POWER
  REPORTING
    PERSON             Not Applicable
     WITH         --------------------------------------------------------------
                  7    SOLE DISPOSITIVE POWER

                       1,490,127
                  --------------------------------------------------------------
                  8    SHARED DISPOSITIVE POWER

                       Not Applicable
--------------------------------------------------------------------------------

9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     1,490,127
--------------------------------------------------------------------------------
10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*


--------------------------------------------------------------------------------
11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

     33.2%
--------------------------------------------------------------------------------

12   TYPE OF REPORTING PERSON*

     BD
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                Page 3 of 6 Pages

CUSIP No.233031103                   13G                    Page 3  of 6 Pages


--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S.  IDENTIFICATION NO. OF ABOVE PERSON
     Norman J. Wechsler
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                             (a)  [   ]
                                                             (b)  [ X ]
--------------------------------------------------------------------------------
3    SEC USE ONLY


--------------------------------------------------------------------------------
   4   CITIZENSHIP OR PLACE OF ORGANIZATION

       New York


--------------------------------------------------------------------------------
   NUMBER OF      5    SOLE VOTING POWER
     SHARES
  BENEFICIALLY         1,490,127
    OWNED BY      --------------------------------------------------------------
     EACH         6    SHARED VOTING POWER
  REPORTING
    PERSON             Not Applicable
     WITH         --------------------------------------------------------------
                  7    SOLE DISPOSITIVE POWER

                       1,490,127
                  --------------------------------------------------------------
                  8    SHARED DISPOSITIVE POWER

                       Not Applicable
--------------------------------------------------------------------------------

9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     1,490,127
--------------------------------------------------------------------------------
10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*


--------------------------------------------------------------------------------
11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

     33.2%
--------------------------------------------------------------------------------

12   TYPE OF REPORTING PERSON*

     IN
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                Page 3 of 6 Pages

Item 1(a).     Name of Issuer:

               DBA SYSTEMS, INC.

Item 1(b).     Address of Issuer's Principal Executive Offices:

               1200 South Woody Burke Road
               Melbourne, FL 32901

Item 2(a).     Name of Person Filing:

               This Schedule 13G is filed on behalf of (i) Wechsler & Co., Inc. and (ii) Norman J. Wechsler (each a "Reporting Person" and collectively, the "Reporting Persons").

Item 2(b).     Address of Principal Business Office or, if none,
               Residence:

               105 South Bedford Road
               Suite 310
               Mount Kisco, NY 10549

Item 2(c).     Citizenship:

               Wechsler & Co., Inc. is a New York corporation and Norman J. Wechsler is a United States citizen.

Item 2(d).     Title of Class of Securities:

               Common Stock, $.10 par value

Item 2(e).     CUSIP Number:

               233031103

Item 3.        Type of Reporting Person:

               (a)  Wechsler & Co.,  Inc. is a  broker-dealer  registered  under
                    Section 15 of the Securities Exchange Act of 1934. Norman J. Wechsler is the majority shareholder, Chairman of the Board and President of Wechsler & Co., Inc. and, accordingly, is considered the beneficial owner of securities beneficially owned by Wechsler & Co., Inc. Mr. Wechsler's beneficial ownership of Common Stock of the Issuer does not exceed 1% of such class of equity securities, exclusive of equity securities beneficially owned by Wechsler & Co., Inc.

               (b)  - (h): Not applicable


                                Page 4 of 6 Pages

Item 4.        Ownership:

               (a)  Amount Beneficially Owned:

                    At December 31, 1996, Wechsler & Co., Inc. beneficially owned 1,490,127 shares of Common Stock, all of which is held in its market-making accounts for securities of the Issuer. Mr. Wechsler is deemed the beneficial owner of such shares by reason of his relationship with Wechsler & Co., Inc.

               (b)  Percent of Class:

                    33.2%

               (c)  Number of shares as to which such person has:

                    (i)  sole power to vote or to direct the vote:

                                    1,490,127

                    (ii) shared power to vote or to direct the vote:

                         Not Applicable

                    (iii) sole power to dispose or to direct the disposition of:

                                    1,490,127

                    (iv) shared  power to dispose  or to direct the  disposition of:

                         Not Applicable

Items 5-9.               Not Applicable

Item 10. By signing below, each of the undersigned certifies that, to the best of its or his knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose and do not have the effect of changing or influencing the control of the Issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purpose or effect.


                                Page 5 of 6 Pages

                                    SIGNATURE

     After reasonable inquiry and to the best of each of the undersigned's knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: February 6, 1997


                                                   WECHSLER & CO., INC.


                                                   By: /s/ Norman J. Wechsler
                                                       ----------------------
                                                       Norman J. Wechsler,
                                                       President


                                                       /s/ Norman J. Wechsler
                                                       ----------------------
                                                       Norman J. Wechsler



                                Page 6 of 6 Pages